UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 2 April, 2008

ASX & MEDIA RELEASE
2 APRIL, 2008

NOVOGEN CARDIOVASCULAR DRUG ENTERS PHASE I CLINICAL TRIAL

Sydney, Australia and New Canaan, Connecticut.  Novogen today announced the commencement of a Phase I human clinical trial of the novel cardiovascular drug, NV-27.  This drug is designed to reduce restenosis or re-blocking of arteries after surgery to clear blockages, commonly involving insertion of arterial stents.  The study is being conducted in association with Bond University, Queensland, Australia under the direction of clinical pharmacologist, Professor Laurie Howes.

“We are very pleased to be involved in the development of this compound which has the potential to assist in the management of restenosis in coronary artery stenting” said Dr Laurie Howes, Professor of Pharmacology and Therapeutics at Griffith and Bond University Medical School in Queensland, Australia, and the Principal Investigator of this study.

“We have extensive experience in the kinetics and safety profile of this class of compounds and expect that the Phase I goals of safety and tolerability will be met in this study” said Prof Howes.

Program Leader of the Novogen Anti-inflammatory and Cardiovascular Drug Research Program, Dr Cath Walker, said “Restenosis has been termed the ‘Achilles heel’ of interventional cardiology.  There is an unmet therapeutic need for a simple, safe and durable solution to restenosis.  NV-27 is well placed to address this need.”

The current study is the first step in the clinical development of the drug.  It will involve initial testing in a small number of healthy human volunteers to determine the safety and kinetics of NV-27 in humans.  To date it has been demonstrated to be safe in animal studies and no toxic side effects are expected.

About NV-27

The drug, code named NV-27, has been developed from the Novogen flavanoid technology platform.  It is a synthetic analogue based on the phenolic structure of naturally-occurring isoflavones.  The drug has been designed to be administered orally as an adjunctive therapy to reduce restenosis following angioplasty (surgical unblocking of arteries) with or without stenting, or coronary artery bypass surgery.

The processes causing restenosis are complex, but occur as a direct result of vessel injury during the stenting procedure, local inflammation and remodelling, together with the same processes of atherosclerosis that caused the vessel to block initially.  NV-27 has been demonstrated to inhibit those processes in vitro via a variety of mechanisms.  Importantly, orally administered NV-27 has been extremely effective in protecting against restenosis following endothelial injury in animal studies.  NV-27 therefore appears to be ideally suited as an orally delivered agent to reduce restenosis following coronary artery stenting.

About restenosis

The coronary arteries supply blood to the heart.  Through a variety of mechanisms including aging, a diet high in fat, smoking and inadequate exercise, atherosclerosis causes these arteries to block, resulting in angina (heart pain) or more critically an acute myocardial infarction (heart attack).

These vessels can be unblocked by a process called angioplasty, where the vessel is reopened using a balloon inflated inside the artery.  More commonly, a small metal scaffold called a stent can be inserted to hold the artery open for an extended period.  Unfortunately, the vessel often blocks up again in a process called ‘restenosis’.

Depending on the type of stent used, the type of lesion and whether or not the patient is a diabetic and/or a smoker, restenosis may occur in up to 50% of procedures.  The stent then needs to be replaced with another.  If the disease is very severe, a patient may undergo bypass surgery where the coronary arteries are replaced with veins from other parts of the body.  Again, restenosis can occur, requiring the surgery to be repeated.

Whilst the addition of immunosuppressive or anti-proliferative agents such as coating on stents (so called drug-eluting stents) have reduced the occurrence of restenosis, it still remains a significant clinical problem, the results of which can be catastrophic.

About Novogen Limited:

Novogen Limited (ASX: NRT  NASDAQ: NVGN) is an Australian biotechnology company that has patented isoflavone technology for the treatment and prevention of degenerative diseases and disorders. Over the past ten years, Novogen has conducted the largest and most comprehensive isoflavone clinical testing programs in the world. Novogen is involved in drug discovery and product development for disorders that are commonly associated with aging and coordinates an international clinical research and development program with external collaborators, hospitals and universities. For more information, visit www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use.  Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates, costs and delays in the development and/or FDA approval, or the failure of our products to obtain such approval, uncertainties in clinical trial results, our inability to maintain or enter into, and the risks resulting from, our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products, competitive factors, our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business, our inability to operate our business without infringing the patents and proprietary rights of others, general economic conditions, the failure of any products to gain market acceptance, our inability to obtain any additional required financing, technological changes, government regulation, changes in industry practice and one-time events.  We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements